SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/29/09


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
2,596,481

8. SHARED VOTING POWER
1,087,447

9. SOLE DISPOSITIVE POWER

3,683,928
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,683,928

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.11%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

This statement constitutes Amendment #1 to the schedule 13d filed April 20, 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
Iten5 is amended as follows.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on 01/09/09 there were 45,399,424 shares of common stock outstanding as of 10/31/2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 3,683,928 shares of DCS or 8.11% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last Filing on 4/20/09 the following shares of DCS were purchased:

Date:		Shares:		Price:
04/20/09	130,493		$1.7998
04/21/09	24,600		$1.8200
04/22/09	22,153		$1.8347
04/22/09	10,000		$1.8400
04/22/09	2,800		$1.8200
04/23/09	11,709		$1.8155
04/24/09	67,460		$1.8385
04/24/09	7,228		$1.8385
04/27/09	69,700		$1.8188
04/28/09	21,640		$1.8154
04/29/09	71,900		$1.8499
04/30/09	41,800		$1.8281
05/01/09	7,242		$1.8530
05/04/09	10,000		$1.8900
05/05/09	12,645		$1.9332
05/06/09	76,213		$1.9946
05/07/09	32,746		$2.0271
05/08/09	50,000		$2.1114







d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/11/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos